UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of January 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: January 10th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Cardiff and Cheal Update

Wellington, New Zealand –December 31, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Cardiff-2 well (Austral 25.1%, operator) was drilled to a TD (target depth) of 4895m (16,060 feet) during the Christmas interval. All the anticipated reservoir targets within the Kapuni Formation were intersected, and good quality electric logs were acquired to Target Depth. These revealed that in addition to the McKee and K1A sands previously reported, several hydrocarbon bearing sandstone units were also intersected within the K2 interval. The deeper K3E sands, which are the main producer units in the adjacent Kapuni field, were also well developed, and the logs indicated these too are gas charged.

Given these results, the decision was taken to run 7” liner across the open hole interval down to TD, in preparation for future production testing. However, operational problems during the cementing of this liner in place in the hole have now created a situation where it is not presently possible to access this section of the well. At the time of this report, efforts are underway to free the down-hole assembly. In the event that these efforts are not successful, it will be necessary to deviate out of the existing well near 3,000m depth, and re-drill the entire 8 ½” hole section to TD. This would take about three weeks to complete. The new hole would then have to be cased and completed for testing; and it is estimated that production testing would not then commence until February.

Reconfiguration of the Cheal-A wellsite is underway, in preparation for jet-pump production tests of Cheal-A3X and Cheal-A4 wells; which are scheduled to commence on or about 10 January.

We wish all our shareholders a happy New Year.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.